UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer

PETROBRAS

Production & Sales 1Q25


PETROBRAS



Table of contents

Disclaimer

This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 2Q25 onwards are estimates or targets. The operating data contained in this report has not been audited by the independent auditor.

1Q25 Highlights


Total Own Production
Mboed
2,776
33
507
2,236
2,628
31
507
2,090
2,771
31
526
2,214
1Q24
4Q24
1Q25
Oil
Gas
Oil and Gas - abroad

In 1Q25, the average production of oil, LGN, and natural gas reached 2.77 MMboed, 5.4% above 4Q24, mainly due to the lower volume of losses from maintenance shutdowns; improved operational efficiency in the Santos Basin; the production start-up of FPSO Almirante Tamandaré in the Búzios field; and the ramp-up of FPSO Marechal Duque de Caxias in the Mero field, factors partially offset by the natural decline in production.

In this quarter, 11 new producing wells started operations, 6 in Campos Basin and 5 in Santos Basin.

We highlight the main events in 1Q25:



- FPSO Almirante Tamandaré **(photo)** started production on February 15 in the Búzios field, in Santos Basin pre-salt. The unit has the capacity to produce up to 225,000 barrels of oil per day and to process up to 12 million cubic meters of gas. This is the first of six systems contracted by Petrobras to operate with this oil production capacity, and the next five units will be owned by us. The unit is expected to reach production capacity by the end of this year.
- Additionally, FPSO Almirante Tamandaré began gas injection on April 5, just 49 days after start-up. This is another record for Santos Basin pre-salt, with the previous record of 52 days achieved by FPSO Almirante Barroso, also located in the Búzios field. Gas injection is one of the factors which contribute to production growth.
- The start-up of the 2nd producing well of FPSO Marechal Duque de Caxias took place on February 12 in the Mero field, reaching an operated daily production of about 95,000 barrels of oil. We expect to reach peal production in the second quarter.
- After leaving China in December 2024, FPSO Alexandre de Gusmão arrived at the Mero field, in the Libra block in Santos Basin, on March 3. Anchoring was completed in just 10 days. The unit is expected to start operating between the 2nd and 3rd quarter of 2025. The platform has the capacity to produce 180,000 barrels of oil per day, in addition to processsing 12 million cubic meters of gas.

We achieved several production records in this quarter, among which we highlight:

- Operating oil + NGL production in the pre-salt in 1Q25: 2.77 MMboed (previous record of 2.76 MMboed in 4Q23).
- Total operated production in the pre-salt in 1Q25: 3.39 MMboed (previous record of 3.34 MMboed in 4Q23).

In 1Q25, sales of oil products in the domestic market increased 2.9% when compared to 1Q24, driven by diesel, gasoline, and jet fuel.We recorded a 73% share of pre-salt oil in refinery throughput in this quarter, 2 percentage points above 4Q24 and matching the record set in 3Q24. The high share of pre-salt oils in throughput reinforces the focus on optimizing the use of these streams for the production of higher value-added oil products and the reduction of atmospheric emissions.

We achieved a high yield in the production of middle distillates (diesel and jet fuel) and gasoline, which accounted for 69% of the total volume of oil products in 1Q25, despite RNEST's significant planned shutdown this quarter, during which the modernization of Train 1 was completed.



*The revamp of RNEST **(photo)** is an important milestone for Petrobras. The completion of the modernization of Train I at the Abreu e Lima Refinery will increase the production of higher value-added oil products, primarily diesel. With the modernization, the refinery will have the capacity to process 130,000 barrels of oil per day."*

William França, Executive Director of Industrial Processes and Products

In February 2025, Petrobras made its first sale of VLSFO (Very Low Sulfur Fuel Oil) with 24% renewable content in the Asian market, in partnership with Golden Island, a bunker supplier in Singapore. The product is a blend of 76% mineral fuel oil and 24% UCOME, a biofuel made from waste cooking oil. Petrobras Singapore holds ISCC EU certification (International Sustainability & Carbon Certification - European Union), ensuring the sustainability of the product.

"The commercialization of VLSFO with 24% renewable content in the Asian market is aligned with Petrobras' strategy to develop new products towards a low-carbon market, innovating to create value for the business, and enabling solutions in new energies and decarbonization."

Claudio Schlosser, Director of Logistics, Marketing, and Markets

Our Operating Results

Exploration and Production

	1Q25	4Q24	1Q24	Variation (%) 1Q25 X 4Q24	Variation (%) 1Q25 X 1Q24
Crude oil, NGL and natural gas production - Brazil (Mboed)	**2,740**	**2,597**	**2,742**	**5.5**	**(0.1)**
Crude oil and NGLs (Mbpd)	2,214	2,090	2,236	5.9	(1.0)
Onshore and Shallow water	36	35	35	2.9	2.9
Post-salt - deep and ultra deep	326	295	343	10.5	(5.0)
Pre-salt	1,853	1,760	1,857	5.3	(0.2)
Natural gas (Mboed)	526	507	507	3.7	3.7
Crude oil, NGL and natural gas production - Abroad (Mboed)	**31**	**31**	**33**	**-**	**(6.1)**
Total production (Mboed)	**2,771**	**2,628**	**2,776**	**5.4**	**(0.2)**
Total commercial production (Mboed)	**2,416**	**2,288**	**2,428**	**5.6**	**(0.5)**
Total operated production (Mboed)	**3,978**	**3,798**	**3,855**	**4.7**	**3.2**

Oil production in the pre-salt in 1Q25 was 1,853 Mbpd, 5.3% higher than in the previous quarter, mainly due to production start-up of FPSO Almirante Tamandaré in the Búzios field and the ramp-up of FPSO Marechal Duque de Caxias in the Mero field. The start-up of 7 new wells, 5 in Santos Basin and 2 in Campos Basin, also contributed to the production increase.

Post-salt production in the quarter was 326 Mbpd, 10.5% higher than in 4Q24, mainly due to the lower volume of losses from maintenance shutdowns and the start-up of 4 new wells in Campos Basin, offsetting the natural decline of the fields.

Onshore and shallow water production in 1Q25 was 36 Mbpd, 1 Mbpd higher than in the previous quarter, mainly due to the lower volume of losses from maintenance shutdowns.

Production overseas this quarter was 31 Mboed, in line with the previous quarter.

"The production start-up of FPSO Almirante Tamandaré is strategic for Petrobras and represents an expansion of the production in the Búzios field in a sustainable and innovative way. Not only is it a high-capacity platform, with the potential to produce up to 225,000 barrels of oil and process 12 million cubic meters of gas per day, but it also features modern decarbonization technologies, enabling increased efficiency and reduced emissions."

Renata Baruzzi, chief of Engineering, Technology, and Innovation officer at Petrobras

Refining, Transportation & Marketing

	1Q25	4Q24	1Q24	Variation (%) 1Q25 X 4Q24	Variation (%) 1Q25 X 1Q24
Total sales volume in the domestic market (Mbpd)	**1,696**	**1,758**	**1,648**	**(3.5)**	**2.9**
Diesel	734	731	691	0.4	6.2
Gasoline	398	432	386	(7.9)	3.1
Jet Fuel	115	117	107	(1.7)	7.5
Naphtha	62	75	65	(17.3)	(4.6)
Fuel Oil	21	24	37	(12.5)	(43.2)
Liquefied Petroleum Gas (LPG)	205	212	199	(3.3)	3.0
Others	161	167	163	(3.6)	(1.2)
Total production volume (Mbpd)	**1,706**	**1,818**	**1,753**	**(6.2)**	**(2.7)**
Diesel	664	737	699	(9.9)	(5.0)
Gasoline	421	434	391	(3.0)	7.7
Jet Fuel	92	92	92	–	–
Naphtha	63	70	77	(10.0)	(18.2)
Fuel Oil	192	195	205	(1.5)	(6.3)
Liquefied Petroleum Gas (LPG)	114	119	120	(4.2)	(5.0)
Others	160	171	169	(6.4)	(5.3)

Other operating information

Mbpd	1Q25	4Q24	1Q24	Variation (%) 1Q25 X 4Q24	Variation (%) 1Q25 X 1Q24
Reference feedstock	1,813	1,813	1,813	–	–
Total distillation feedstock	1,638	1,717	1,670	(4.6)	(1.9)
Total refining plants utilization factor (*)	90%	95%	92%	(5.0)	(2.0)
Fresh processed feedstock	1,618	1,693	1,628	(4.4)	(0.6)
NGL processed feedstock	44	38	48	15.8	(8.3)
Domestic crude oil as % of total processed feedstock (*)	92%	92%	91%	–	1.0
Pre-salt crude oil as % of total processed feedstock (*)	73%	71%	67%	2.0	6.0

(*) Variations in percentage points.

Sales

Sales in 1Q25 were lower than in 4Q24 mainly due to the typical demand seasonality for oil products in the beginning of the year.

The volume of diesel sales in 1Q25 was in line with 4Q24. S-10 diesel accounted for 66% of total diesel sales.

In 1Q25, gasoline sales were 7.9% lower than 4Q24, impacted by the seasonality of demand, which is higher in the last quarter, due to increased vehicle movement during the year-end holidays and the boost in the economy provided by the payment of an additional salary (thirteenth salary).

The 1.7% reduction in jet fuel sales volumes between 1Q25 and 4Q24 is mainly due to atypical volumes in the previous quarter, driven by the growth of the international segment and the hosting of the G-20 in Rio de Janeiro.

The 3.3% decline in LPG sales in 1Q25 compared to 4Q24 was influenced by seasonal factors. In the first quarter, average temperatures are higher, reducing energy consumption. Additionally, the holidays at the beginning of the year decrease residential LPG usage for cooking, and lower industrial activity reduces demand for non-P-13 LPG.

Naphta sales in 1Q25 were 17.3% lower than 4Q24. The reduction is mainly due to the lower availability of naphta due to the RNEST' shutdown.

Fuel oil sales declined 12.5% when compared to 4Q24. The main factor was the reduction in sales to the industrial segment, which increased the use of other fuels, such as natural gas. There was also a decrease in sales to the electric power generation segment. On the other hand, there was an increase in sales to the maritime segment, with a seasonal peak in consumption by cruise ships.

Production

Total production of oil products in 1Q25 was 1,706 Mbpd, 6.2% lower than 4Q24, influenced by the scheduled shutdown of RNEST, which occurred between January and March 2025. Despite this significant shutdown, the total utilization factor in 1Q25 remained around 90%, only 5.0 percentage points below 4Q24.

Diesel production in 1Q25 was 9.9% lower than 4Q24, as a result of the scheduled shutdown of RNEST. Notably, REPAR achieved a quarterly record of S10 diesel production in 1Q25, reaching 48 Mbpd.

Gasoline production in 1Q25 was 3.0% lower than 4Q24, following lower market demand, while the 10.0% reduction in naphta production between these quarters was mainly due to the scheduled shutdown of RNEST. Jet fuel production in 1Q25 remained unchanged compared to 4Q24, aligned with the high seasonal demand for this product.

LPG production in 1Q25 was 4.2% lower compared to 4Q24, as a consequence of market seasonality.

RTM Highlights

RNEST Modernization: We have completed the modernization on Train 1, which will expand the processing capacity to 130,000 barrels of oil per day.

Advances in Sustainable Aviation Fuels: We successfully conducted production tests of SAF through the co-processing of vegetable oils at REDUC, REGAP, and REPLAN, in line with the Future Fuel Law and the decarbonization targets of the aviation sector, generating strategic knowledge for future campaigns and reinforcing our commitment to providing renewable fuels.

Innovation in Biorefining: We successfully conducted a test of co-processing 5% eucalyptus biomass bio-oil at the catalytic cracking unit of the Riograndense Refinery, using technology developed by Petrobras to transform agroforestry waste into fuels with cellulosic content, one of the initiatives that supports Petrobras' efforts to offer an increasing portfolio of more sustainable products.

Gas and Low Carbon Energies

	1Q25	4Q24	1Q24	Variation (%) 1Q25 X 4Q24	Variation (%) 1Q25 X 1Q24
Natural Gas (MM m³/day)					
Sale of natural gas and for internal consumption	**40**	**48**	**48**	**(16.7)**	**(16.7)**
Supply					
National Gas delivery	29	29	30	–	(3.3)
Regasification of LNG	1	5	3	(80.0)	(66.7)
Import of natural gas from Bolivia	11	13	15	(15.4)	(26.7)
Power (MW médio) (1)					
Sale of Thermal Availability at Auction	714	1,109	1,186	(35.6)	(39.8)
Sale of eletricity (2)	606	942	442	(35.7)	37.1

(1) For the current period, the values related to the Energy segment are subject to potential changes following the issuance of the final report from the Electric Energy Trading Chamber - CCEE.
(2) Adjustment in the electricity sales data for 2024.

In 1Q25, natural gas sales decreased approximately 8 million m³/day compared to the previous quarter. This decline was driven by lower demand from the thermoelectric segment and the non-thermoelectric market, combined with a higher participation of other agents.

On the supply side, national gas production remained stable compared to 4Q24, as operational issues offset the increased availability of gas from Route 3. As a consequence of lower demand, there was a decrease in natural gas imports.

Electricity sales in 1Q25 were 36% lower compared to 4Q24. This result reflects a more balanced hydrological scenario, with greater availability of water resources, reducing the need for thermal generation to meet peak demand. The sale of thermal availability in auction decreased by 36% in 1Q25 compared to 4Q24, due to the termination of contracts.

Petrobras has launched a tender for the purchase of biomethane, in an effort to reduce carbon emissions from its operations and to supply more sustainable products. The project aims to receive bids for supplies starting in 2026, with up to 11-year contracts and multiple delivery spots. The initiative also seeks to understand the commercial conditions available to meet the decarbonization requirements established by the Future Fuels Law.

Atmospheric Emissions

Monitoring greenhouse gas (GHG) emission indicators encourages the adoption of practices and the development of projects aimed at reducing these emissions by the Company, in line with the climate commitments outlined in the 2025-2029 Business Plan, and maximizing value generation considering the risks and opportunities associated with a just energy transition to a low-carbon economy.

GHG Emissions O&G (million tons of CO_2e):

- 1Q24: 11.0
- 1Q25: 11.3

Operational GHG Emissions from Oil and Gas Activities

The GHG - O&G indicator measures the operational emissions from oil and gas activities on their own, thus excluding emissions arising from operations in the thermoelectricity market. GHG emissions - O&G in 1Q25 were 11.3 million tons, 300 thousand tons above 1Q24. This increase of about 3% is primarily linked to the commissioning of new units, such as FPSO Maria Quitéria, FPSO Duque de Caxias, FPSO Almirante Tamandaré, and the GPU Itaboraí.

Greenhouse Gas Emission Intensity (GHGI)

	2024	1Q25
Carbon Intensity E&P Portfolio (kgCO_2e/boe produced)	14.8	15.6
Carbon Intensity in Refining (kgCO_2e/CWT)	36.2	36.4
Methane Emission Intensity (tCH_4/thousand tHC)	0.2	0.2

E&P

1Q25 results represent an increase of 0.8 kgCO_2e/boe compared to 2024, primarily due to the commissioning of FPSO Almirante Tamandaré. During the commissioning phase, which precedes full production capacity and gas reinjection, the intensity of emissions per boe tends to be higher due to the need for operational testing and increased volumes of gas flaring. This increase in emissions was offset by some decarbonization initiatives, such as optimizing the operation of the turbo generators and the operation of FGRUs (Flaring Gas Recovery Units), a unit that recovers part of the gas stream that would be flared, returning it to the process.

Refining

1Q25 results increased by 0.2 kg CO_2e/CWT compared to 2024. This increment is lower than 1%, consistent with operational variations.

Greenhouse Gas Emission Intensity - Methane

Methane has a specific metric due to its very high global warming potential in the short term.

In 1Q25, results were aligned with those in 2024. Efforts to reduce gas losses in E&P contributed to this positive outcome.

Petrobras and BNDES established a partnership to reforest the Amazon and strengthen the carbon credit market.

The goal is to recover up to 50,000 hectares of forest and capture approximately 15 million tons of carbon.

"The expectation is that the establishment of a standard contract for purchasing carbon credits from restoration projects with high integrity and rigorous technical and socio-environmental criteria will serve as a reference to promote the development of the restoration and carbon credit market."

Maurício Tolmasquim, Director of Energy Transition and Sustainability

Exhibits

EXHIBIT I - CONSOLIDATED SALES VOLUME

Sales volume (Mbpd)	1Q25	4Q24	1Q24	Variation (%) 1Q25 X 4Q24	Variation (%) 1Q25 X 1Q24
Diesel	734	731	691	0.4	6.2
Gasoline	398	432	386	(7.9)	3.1
Jet Fuel	115	117	107	(1.7)	7.5
Naphtha	62	75	65	(17.3)	(4.6)
Fuel oil	21	24	37	(12.5)	(43.2)
LPG	205	212	199	(3.3)	3.0
Others	161	167	163	(3.6)	(1.2)
Oil products	**1,696**	**1,758**	**1,648**	**(3.5)**	**2.9**
Renewable, nitrogenous and others	6	8	5	(25.0)	20.0
Petroleum	202	134	164	50.7	23.2
Natural gas	169	205	214	(17.6)	(21.0)
Total domestic market	**2,073**	**2,105**	**2,031**	**(1.5)**	**2.1**
Exports of petroleum, oil products and others	765	692	848	10.5	(9.8)
Sales abroad	23	36	38	(36.1)	(39.5)
Total external market	**788**	**728**	**886**	**8.2**	**(11.1)**
Grand total	**2,861**	**2,833**	**2,917**	**1.0**	**(1.9)**

EXHIBIT II - NET IMPORTS AND EXPORTS

Thousand barrels per day (Mbpd)	1Q25	4Q24	1Q24	Variation (%) 1Q25 X 4Q24	Variation (%) 1Q25 X 1Q24
Net export (import)	**490**	**455**	**504**	**7.7**	**(2.8)**
Import	**270**	**237**	**344**	**13.9**	**(21.5)**
Petroleum	131	121	164	8.3	(20.1)
Diesel	66	34	87	94.1	(24.1)
Gasoline	4	7	25	(42.9)	(84.0)
Naphtha	–	–	–	–	–
GLP	53	51	53	3.9	–
Other oil products	16	24	15	(33.3)	6.7
Export	**760**	**692**	**848**	**9.8**	**(10.4)**
Petroleum	551	508	650	8.5	(15.2)
Fuel oil	162	140	165	15.7	(1.8)
Other oil products	47	44	33	6.8	42.4

Higher net exports due to the increase in oil exports, mainly due to the reduction in domestic processing with the shutdown of RNEST, and higher exports of fuel oil. This was partially offset by higher imports of derivatives, especially diesel, due to the shutdown of RNEST.

EXHIBIT III - OIL EXPORTS (*)

Country	1Q25	4Q24	1Q24
China	**36%**	30%	46%
Europe	**27%**	38%	31%
Latam	**0%**	6%	6%
USA	**4%**	9%	7%
Asia (Ex China)	**33%**	17%	10%
Caribbean	**0%**	0%	0%

In 1Q25, China increased its share in the destination of our exports. There was a reduction in the participation of Europe, with the volume being directed to other regions that proved to be more economically attractive, such as Singapore, South Korea, and India.

We also highlight the ongoing work for market development of pre-salt oils, either through sales to new customers or by selling new streams to existing customers.

Recently, we signed a contract with the Indian state-owned company Bharat Petroleum Corporation Limited (BPCL) to export up to 6 million barrels of oil per year starting in 2025. In 2024, India imported about 85% of its oil demand and was the destination for 4% of Petrobras' exports. The agreement strengthens trade relations between Petrobras and the Indian refining sector, highlighting India's importance as a market for Brazilian oil.

“It is expected that this contract will increase India's share in the company's oil exports. We are always looking for customers who value the quality of the oil exported by the company."

Claudio Schlosser, Director of Logistics, Marketing, and Markets

EXHIBIT IV - OIL PRODUCTS EXPORTS (*)

Country	1Q25	4Q24	1Q24
Singapore	**53%**	57%	51%
USA	**37%**	35%	34%
Others	**9%**	8%	15%

Glossary

A

ANEEL: The Agência Nacional de Energia Elétrica (Brazilian Electricity Regulatory Agency).

Associated Gas Utilization Index (IUGA): percentage of the volume of associated gas used in relation to the total volume of associated gas produced.

D

Diesel-R: is an S-10 diesel with renewable content, an advanced biofuel. Diesel-R is produced from coprocessing of conventional diesel and vegetable oils using our proprietary HBIO™ technology. The renewable part of the resulting fuel (Hydrotreated Vegetable Oil or "HVO") has the same structure as conventional diesel oil and reduces greenhouse gas emissions when compared to mineral diesel oil.

Diesel S-10: is a medium oil product with a low sulphur content (10 ppm) used as fuel in vehicles with compression-ignites internal combustion engines (diesel cycle engines).

E

Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and overseas, mainly aiming to supply our domestic refineries. This segment also operates through joint ventures with other companies, including interests in foreign companies.

E&P Carbon Intensity: GHG emissions, in terms of CO_2e, from E&P activities in relation to the total operated oil and gas production (wellhead) recorded in the same period. Scope 1 and 2 GHG emissions are considered. This indicator represents the rate of greenhouse gas emissions per unit of barrel of oil equivalent produced and is used to analyze the carbon performance of the assets in our current and future portfolio.

F

Fresh processed feedstock: the volume of oil processed in the distillation units, consisting of oil and C5+.

FGRU: Flare Gas Recovery Unit (FGRU). It allows this gas to be returned for processing in the unit, avoiding its burning and the consequent emission of greenhouse gases.

G

Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products.

GHG Emissions Intensity in E&P: GHG emissions, in terms of CO_2e, from E&P activities in relation to total operated oil and gas production (wellhead) recorded in the same period. Scope 1 and 2 GHG emissions are taken into account. This indicator represents the rate of GHG emissions per barrel of oil equivalent produced. It covers oil and gas exploration and production activities under operational control and is used to analyze the carbon performance of the assets in our current and future portfolio.

GHG Emissions Intensity in Refining: GHG Emissions Intensity in the Refinery. GHG emissions, in terms of CO_2e, from refining activities in relation to the unit of activity called Complexity Weighted Tonne ("CWT"). CWT represents a measure of activity, similar to UEDC (Utilized Equivalent Distillation Capacity), which considers the potential for GHG emissions, equivalent to distillation, per process unit, allowing for better comparability between refineries of different complexities. This indicator covers refining activities with operational control and makes up the analysis of the carbon performance of the assets in our current and future portfolio.

L

LNG regasification: operational volume of LNG that has been regasified and made available by Petrobras to the market at the exit of the LNG terminals, converted to the reference PCS of 9400 kcal/m^3. Volumes that have been transferred from methane ships to regasification ships but have not yet been regasified are not included in this measure.

M

Mboed: Thousand barrels of oil equivalent per day

Mbpd: Thousand barrels per day

Methane Emissions Intensity: The indicator uses the IOGP metric, which represents the ratio between methane emissions and total operated hydrocarbon production.

N

National gas delivery: operational volume of processed natural gas (dry), of national origin (onshore or offshore), made available by Petrobras to the market at the exit of the natural gas processing units, converted to the reference PCS of 9400 kcal/m^3. It includes both gas from Petrobras' own production and gas purchased from partners. It does not include the volumes of gas belonging to agents who directly contract the processing service at the units.

NGL: Natural Gas Liquids, the liquid resulting from the processing of natural gas and containing the heaviest gaseous hydrocarbons.

NGL processed feedstock: the volume of NGL processed in refining units.

R

Reference feedstock: maximum sustainable feedstock of oil reached in the distillation units at the end of the period, respecting the design limits of the equipment and the requirements of safety, the environment and product quality. It is less than the capacity authorized by the ANP (including temporary authorizations) and environmental agencies.

Refining Carbon Intensity: GHG emissions, in terms of CO_2e, from Refining activities in relation to the unit of activity called CWT (Complexity Weighted Tonne). The CWT represents a measure of activity, which takes into account both the effect of the load processed and the complexity of each refinery, allowing the potential for GHG emissions to be compared between refineries with different profiles and sizes. This indicator makes up the analysis of the carbon performance of the assets in our current and future portfolio.

Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production.

S

Sale of Thermal Availability at Auction (average MW): the volume that the thermoelectric generating agent undertakes to make available to the electricity system to meet the plant's eventual needs, i.e. regardless of its effective generation. In contracts for the Commercialization of Energy in the Regulated Environment by Availability, the generating agent receives a fixed portion, associated with the capacity made available to the electrical system, and a variable portion, associated with the effective generation of energy from the plant.

Summer Grain Crop: agricultural crops that thrive best in conditions of high temperatures and greater water availability. In Brazil, this usually involves planting in the months of September to December, with harvesting taking place mainly in the months of January to April. The main crops of this season include soybeans, corn, rice, beans and cotton, and are crucial to the agricultural economy due to their influence on domestic supply and exports.

T

Thermal Carbon Intensity: GHG emissions, in terms of CO_2e, from the processes of Thermal Power Plants in relation to the electricity generated. Scope 1 and 2 GHG emissions are considered. This indicator makes up the analysis of the carbon performance of the assets in our current and future portfolio.

Total commercial production: Production of oil, NGL and commercial natural gas (excluding the volume of natural gas reinjected and not marketed).

Total distillation feedstock: the feedstock of distillation units, consisting of oil, C5+, residues and reprocessing, including terminals.

Total operated production: Production from a gas or oil field, including Petrobras' interest and the interest of partners.

Total production: Production of oil, NGL and natural gas (takes into account the volume of natural gas reinjected and not sold).

Total utilization factor of the refining park: percentage utilization of the refining park in relation to its reference feedstock. It takes into account all the cargo in the distillation units, consisting of oil, C5+, residues, reprocessing, including terminals.

Tupi Asset: includes the area of the Tupi Shared Reservoir and the Iracema Area.

V

VLSFO: Very Low Sulfur Fuel Oil.

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